                                                                     EXHIBIT 8.1



                                December 4, 1996

Salomon Brothers Inc
Merrill Lynch & Co.
Morgan Stanley & Co. Incorporated
c/o SALOMON BROTHERS INC
         Seven World Trade Center
         New York, NY 10048

Ladies and Gentlemen:

         We have acted as special tax counsel for Titanium Metals Corporation, a Delaware corporation (the "Company"), and TIMET Capital Trust I, a Delaware statutory business trust (the "Trust") in connection with the Purchase Agreement, dated November 20, 1996 (the "Purchase Agreement"), among you, as representative of the several Initial Purchasers named therein, the Company, and the Trust, relating to the sale by the Trust to you of up to 4,025,000 of the Trust's 6-5/8% Convertible Preferred Securities (liquidation amount $50 per preferred security) (the "Convertible Preferred Securities"), representing preferred undivided beneficial interests in the assets of the Trust.

         The Convertible Preferred Securities are partially guaranteed by the Company (the "Guarantee") with respect to distributions and payments upon liquidation, redemption and otherwise, pursuant to a Guarantee Agreement (the "Convertible Preferred Securities Guarantee Agreement"), between the Company and The Chase Manhattan Bank, a New York banking corporation, as Guarantee Trustee, dated as of November 20, 1996.

         In connection with the issuance of the Convertible Preferred Securities, the Trust is also issuing up to 124,486 of its 6-5/8% common securities (liquidation amount of $50 per common security) (the "Trust Common Securities"), representing undivided beneficial interests in the assets of the Trust.

         The entire proceeds from the sale of the Convertible Preferred Securities and the Trust Common Securities are to be used by the Trust to purchase up to $207,474,300 aggregate principal amount of 6-5/8% Convertible Junior Subordinated Debentures due 2026 (the "Convertible Debentures") to be issued by the Company. The Convertible Preferred Securities and the Trust Common Securities are to be issued pursuant to the Amended and Restated Declaration of Trust of the Trust, dated as of November 20, 1996 (the "Declaration"), among the Company, as Sponsor; Joseph S. Compofelice, Robert E. Musgraves and Mark A. Wallace, as Regular Trustees; The Chase Manhattan Bank, a New York banking corporation, as Property Trustee; and Chase Manhattan Bank Delaware, a Delaware banking corporation, as Delaware Trustee. The Convertible Debentures are to be issued pursuant to an indenture, dated as of November 20, 1996 (the "Indenture"), between the Company and The Chase Manhattan Bank, as Indenture Trustee.

         In connection with this opinion, we have examined originals or copies, certified or otherwise identified to our satisfaction, of (i) the Offering Memorandum relating to the Convertible Preferred

Salomon Brothers Inc
December 4, 1996
Page 2


Securities, the Guarantee and the Convertible Debentures dated November 20, 1996 (the "Offering Memorandum"); (ii) an executed copy of the Declaration;
(iii) the form of the Convertible Preferred Securities and Trust Common Securities and specimen certificates thereof; (iv) an executed copy of the Convertible Preferred Securities Guarantee Agreement; (v) an executed copy of the Indenture; (vi) the form of Convertible Debentures and a specimen certificate thereof; and (vii) an executed copy of the Purchase Agreement. Furthermore, we have relied upon the representations made by an officer of the Company in a letter of even date herewith, a copy of which is attached hereto. This opinion is being furnished pursuant to Section 6(b) of the Purchase Agreement.

         In rendering our opinion, we have participated in certain limited capacities in the preparation of the Offering Memorandum. Our opinion is conditioned on, among other things, the initial and continuing accuracy of the facts, information, covenants and representations set forth in the documents referred to above and the representations made by the Company in the attached letter of even date hereto. We have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, and the conformity to original documents of all documents submitted to us as certified, telecopied or photostatic copies. We also have assumed that the transactions related to the issuance of the Convertible Preferred Securities, the Trust Common Securities, and the Convertible Debentures will be consummated in the manner contemplated by the Offering Memorandum.

         In rendering our opinion, we have considered the current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations (proposed, temporary and final) promulgated thereunder, judicial decisions and Internal Revenue Service rulings, all of which are subject to change, which changes may be retroactively applied. A change in the authorities upon which our opinion is based could affect our conclusions. Moreover, there can be no assurances that any of the opinions expressed herein will be accepted by the Internal Revenue Service or, if challenged, by a court.

         Based solely upon the foregoing, we are of the opinion that under current United States federal income tax law:

                 (1) The Trust will be classified as a grantor trust and not as a partnership or as an association taxable as a corporation. Accordingly, for United States federal income tax purposes, each holder of Convertible Preferred Securities will generally be considered the owner of an undivided interest in the Convertible Debentures, and each holder will be required to include in its gross income any original issue discount accrued or other income or gain with respect to its allocable share of the Convertible Debentures.

Salomon Brothers Inc
December 4, 1996
Page 3


                 (2) The Convertible Debentures will be classified for United States federal income tax purposes as indebtedness of the Company.

                 (3) The statements set forth in the Offering Memorandum under the heading "UNITED STATES FEDERAL INCOME TAXATION," insofar as such statements purport to summarize the United States federal income tax consequences of the purchase, ownership and disposition of the Convertible Preferred Securities, provide a fair summary of such consequences.

         Except as set forth above, we express no opinion to any party as to the tax consequences, whether federal, state, local or foreign, of the issuance of the Convertible Debentures, the Convertible Preferred Securities, Trust Common Securities or of any transactions related to or contemplated by such issuance. This opinion is solely for your benefit.

                                                   Very Truly Yours,

                                                   /s/ Kirkland & Ellis
                                                   Kirkland & Ellis